June 15, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561
Attention: Ms. Jennifer Thompson

Re:       Whole Foods Market, Inc.
Form 10-K for the Fiscal Year Ended September 25, 2016
Filed November 18, 2016
File No. 0-19797

Dear Ms. Thompson:

Whole Foods Market, Inc. (the “Company” or “we”) received comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 8, 2017 with respect to the Company’s Form 10-K for the fiscal year ended September 25, 2016 filed on November 18, 2016 with the Commission (the “Form 10-K”).  The following information is provided in response to the comments in your letter. To assist in your review, the Staff’s comments are highlighted in bold below and are followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended September 25, 2016

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measures, page 21

1.
Since your presentation of free cash flow appears to be a liquidity measure, please disclose the three major categories of the statement of cash flows or tell us why you believe such disclosure is not required. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.06 of the May 17, 2016 Non-GAAP Financial Measures C&DIs.

In future filings, the Company will present the three major categories of the statement of cash flows when presenting free cash flow or other non-GAAP liquidity measures. Below we provide an example of how we will revise the disclosure in future filings, using the identified disclosure from the Form 10-K:

The Company defines free cash flow as net cash provided by operating activities less capital expenditures. The following is a presentation of cash flow information and a tabular reconciliation of the non-GAAP financial measure free cash flow for the fiscal years indicated (in millions):

	2016	2015	2014
Cash flow information:
Net cash provided by operating activities	$1,116	$1,129	$1,088
Net cash used in investing activities	(895)	(455)	(484)
Net cash used in financing activities	(113)	(622)	(698)

Free cash flow:
Net cash provided by operating activities	$1,116	$1,129	$1,088
Development cost of new locations	(395)	(516)	(447)
Other property and equipment expenditures	(321)	(335)	(263)
Free cash flow	$400	$278	$378

Liquidity and Capital Resources and Changes in Financial Condition, page 23

2.
Please include your long-term debt obligation for your 5.2% senior notes due 2025 in the contractual obligations table at the bottom of page 25. Please also include estimated interest payments on your debt to increase the transparency of your cash flows. Refer to Item 303(a)(5) of Regulation S-K.

In future filings, the Company will include its long-term debt obligation, including estimated interest obligations, for its 5.2% senior notes due in 2025 in the contractual obligations table. Below we provide an example of how we will revise the disclosure in future filings, using the identified disclosure from the Form 10-K:

The following table shows payments due by period on contractual obligations as of September 25, 2016 (in millions):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	$993	$—	$—	$—	$993
Estimated interest on long-term debt obligations	494	52	104	104	234
Capital lease obligations (including interest)	90	6	9	10	65
Operating lease obligations (1)	9,134	433	1,079	1,137	6,485
Total	$10,711	$491	$1,192	$1,251	$7,777
(1) Amounts exclude taxes, insurance and other related expense

Financial Statements

Notes to Consolidated Financial Statements

(17) Guarantor Financial Statement Information, page 56

3.
We note that your subsidiary guarantors are wholly owned domestic subsidiaries of the Company. If true, please confirm to us that the subsidiary guarantors are 100% owned and clarify this in future filings. Refer to Rule 3-10 of Regulation S-X.

We confirm that the subsidiary guarantors are 100% owned by the Company and will clarify this in future filings.

Should you have any questions regarding the above responses, please contact me at (512) 542-0215 or Sam Ferguson, Vice President of Accounting-Controller at (512) 542-0249.

Sincerely,

/s/ Keith Manbeck

Keith Manbeck
Executive Vice President and
Chief Financial Officer